UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 333-258788

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders and Special Meeting of Shareholders – April 24, 2023
99.2	Notice of Annual General and Special Meeting of Shareholders & Management Information Circular – April 24, 2023
99.3	Form of Proxy for Annual General Meeting of Shareholders and Special Meeting of Shareholders – April 24, 2023
99.4	Certificate re Dissemination to Shareholders – April 25, 2023
99.5	Other Material Contracts – SuperAcme Technology (Hong Kong) Limited Equipment Amending Agreement – August 13, 2022
99.6	Other Material Contracts – SuperAcme Technology (Hong Kong) Limited Equipment Second Amending Agreement – December 28, 2022
99.7	Other Material Contracts – Shenzhen DJ Technology Co. Ltd Equipment Amending Agreement – August 13, 2022
99.8	Other Material Contracts – Shenzhen DJ Technology Co. Ltd Equipment Second Amending Agreement – December 28, 2022
99.9	Other Material Contracts – Inchigle Technology Hong Kong Limited Equipment Amending Agreement – August 12, 2022
99.10	Other Material Contracts – Inchigle Technology Hong Kong Limited Equipment Second Amending Agreement – December 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: May 19, 2023

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